UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number: 001-04996

Alltel Corporation
(Exact name of registrant as specified in its charter)
_______________________

One Allied Drive
Little Rock, Arkansas 72202
(501) 905-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
_________________________

Alltel Corporation 7.00% Senior Unsecured Notes due July 1, 2012
Alltel Corporation 6.50% Notes due November 1, 2013
Alltel Corporation 7.00% Notes due March 15, 2016
Alltel Corporation 6.80% Notes due May 1, 2029
Alltel Corporation 7.875% Notes due July 1, 2032
Western Wireless LLC 4.625% Convertible Subordinated Notes due 2023
(Title of each class of securities covered by this Form)
_________________________

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: See below

Pursuant to the requirements of the Securities Exchange Act of 1934, Alltel Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    November 13, 2008                                                                                                        By: /s/ Scott T. Ford
                                                       Name: Scott T. Ford
                                                                               Title:   President and Chief Executive Officer

Class of Securities	Approximate number of holders of record as of the certification or notice date
Alltel Corporation 7.00% Senior Unsecured Notes due June 2012	96
Alltel Corporation 6.50% Notes due November 1, 2013	87
Alltel Corporation 7.00% Notes due March 15, 2016	79
Alltel Corporation 6.80% Notes due May 1, 2029	73
Alltel Corporation 7.875% Notes due July 1, 2032	91
Western Wireless LLC 4.625% Convertible Subordinated Notes due 2023	0